(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Announces Preliminary Third Quarter 2019 Results and Updates 2019 Full Year Guidance

•	Weaker than expected imprintable demand in North America and ongoing softness in international imprintable markets negatively impacts third quarter results and full year outlook

Montreal, Thursday, October 17, 2019 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced that it expects to report GAAP diluted EPS for the third quarter ended September 29, 2019 of approximately $0.51 and adjusted diluted EPS1 of approximately $0.53, both down 7% over the third quarter of 2018. Sales for the third quarter are expected to be approximately $740 million, down 2% over the same quarter last year, reflecting estimated activewear sales of $620 million and sales of $120 million in the hosiery and underwear category. The Company’s previous guidance provided on August 1, 2019 called for adjusted diluted EPS growth to be flat in the third quarter, on projected sales growth in the mid-single-digit range over the third quarter last year.

During the third quarter of 2019, we experienced significantly weaker than expected demand for imprintables in North America and ongoing softness in international imprintable markets. Specifically in the U.S. imprintables channel, where the Company was expecting low-single-digit growth in distributor point-of-sales (POS), actual POS during the third quarter was down high-single-digits compared to last year. Further, in international imprintable markets where the Company was forecasting growth, continued softness in Europe and China resulted in lower international sales for the quarter compared to last year. While overall imprintable sales were weaker than expected, overall retail sales were essentially in line with our expectations.

Consequently, the Company is revising its 2019 guidance to reflect the approximate $50 million sales shortfall in the third quarter and is assuming the current demand weakness for imprintables both in North America and internationally will persist through the fourth quarter. In addition, given the current downturn in demand, the Company is now projecting significantly lower year-end distributor inventory levels than previously projected. The Company estimates that lower demand expectations than previously projected will reduce the Company’s sales projection for the fourth quarter by approximately $70 million and anticipates distributor inventory destocking will negatively impact sales by approximately $100 million. Consequently, the Company is now expecting full year 2019 sales to be down low-single-digits compared to 2018. GAAP diluted EPS is projected to be $1.50 to $1.55 and adjusted diluted EPS is now expected to be in the range of $1.65 to $1.70. GAAP diluted EPS reflects currently estimated after-tax restructuring and acquisition-related costs for 2019 of approximately $30 million, as previously communicated. The Company’s previous guidance called for mid-single-digit sales growth for 2019, GAAP diluted EPS of $1.80 to $1.85 and adjusted diluted EPS of $1.95 to $2.00. Adjusted EBITDA1 for the full year is now expected to be in the range of $545 to $555 million, compared to previous guidance of in excess of $615 million. The Company is now projecting free cash flow1 for 2019 of $200 to $250 million compared to its previous guidance of $300 to $350 million.

(1) Please refer to "Non-GAAP financial measures" in this press release.

Conference call information
Gildan Activewear Inc. (GIL; TSX and NYSE) will report its 2019 third quarter results on Thursday, October 31, 2019. A press release will be issued before markets open and a conference call is scheduled at 8:30 AM ET to discuss the Company’s results and business outlook. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 1459916 #.  A replay will be available for 7 days starting at 11:30 AM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode. A live audio webcast of the conference call, as well as a replay, will be available on our corporate site at http://www.gildancorp.com/events.

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, capital expenditures, and capacity expansion plans. All figures reported in this press release with respect to the third quarter of 2019 are preliminary and are subject to change upon the issuance of the Company’s third quarter condensed interim consolidated financial statements on October 31, 2019, as the

Company has not yet completed its processes and controls for the third quarter financial statements. The preliminary estimates provided in this press release also constitute forward-looking statements within the meaning of applicable securities laws and are based on a number of assumptions, and are subject to a number of risks and uncertainties. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “preliminary”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2019 and for the fiscal year ended December 30, 2018 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain, and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

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disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

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the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

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operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

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exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim & Preux™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With approximately 54,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Marketing and Communications (514) 343-8814 ggosselin@gildan.com

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